UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

William Neil
Chief Financial Officer and Acting Chief Executive Officer
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, California 90245
(310)-536-0900

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

April 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peerless Systems Corporation EIN: 95-3732595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,428,425(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,428,425(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,425(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 1,331,000 warrants of Highbury Financial Inc. Each warrant entitles the holder to purchase one share of Highbury common stock.

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (“Highbury”). The principal executive office of Highbury is located at 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

Item 2.  Identity and Background.

This Statement is being filed by Peerless Systems Corporation (“Peerless”). The address of Peerless is 2381 Rosecrans Avenue, El Segundo, California 90245.

Item 3.  Source and Amount of Funds or Other Consideration.

Peerless’s working capital was used to purchase the Common Stock and units of Highbury (the “Units”) set forth herein.  Each Unit is comprised of one share of Common Stock and two warrants (the “Warrants”).  Each Warrant entitles Peerless to purchase one share of Common Stock.

Item 4.  Purpose of Transaction.

Peerless acquired the securities set forth herein because they are viewed as an attractive investment.

Based upon its evaluation of Highbury's financial condition, market conditions and other factors it may deem material, Peerless may seek to acquire additional shares of Common Stock, Units or Warrants in one or more open market or private transactions, dispose of all or any portion of the securities currently owned, pursue a merger or acquisition with respect to Highbury, or take any other action set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Peerless may, at any time and from time to time, review, reconsider and discuss with Highbury or others, Peerless's position with respect to Highbury.  Peerless also reserves the right to change its plans or intentions with respect to Highbury at any time.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Peerless owns 722,925 shares of Common Stock, 582,000 Warrants and 374,500 Units.  Each Unit is comprised of one share of Common Stock and two Warrants.  Each Warrant entitles Peerless to purchase one share of Common Stock and is currently exercisable at a price of $5.00. The Warrants will expire on January 25, 2010.

In the aggregate, Peerless owns 1,097,425 shares of Common Stock and 1,331,000 Warrants.  Based upon 9,087,555 shares of outstanding Common Stock reported in Highbury’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, this represents 23.3% of the outstanding shares of Common Stock on an as-converted basis.

Peerless has the sole power to vote the shares of Common Stock reported herein and to dispose of all of the shares of Common Stock and Warrants reported herein.

Schedule A sets for the purchases and sales of Common Stock and Units by Peerless during the last 60 days. On May 8, 2009, Peerless converted 291,000 Units into 291,000 shares of Common Stock and 582,000 Warrants. Except as set forth therein, no transactions in these securities were effected by Peerless in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Peerless is not party to any contracts, arrangements, understandings or relationships with any other person with respect to Highbury.

Item 7.  Materials to be Filed as Exhibits.

Exhibit A  Transactions in the last 60 days

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2009

PEERLESS SYSTEMS CORPORATION

By:	/s/ William Neil
Name: William Neil
Title: Chief Financial Officer and Acting Chief Executive Officer

Exhibit A

Following are transactions by Peerless Systems Corporation in securities of Highbury Financial Inc. within the 60 days preceding the filing of this Schedule 13D.

Except as indicated, each of the following transactions was completed on the open market

Date	Security	Transaction	Quantity	Price

3/6/2009	Common Stock	Purchase	10,000	$1.70
3/6/2009	Common Stock	Purchase	10,000	$1.71
3/6/2009	Common Stock	Purchase	10,000	$1.80
3/6/2009	Common Stock	Purchase	3,280	$1.75
3/6/2009	Common Stock	Purchase	500	$1.80
3/6/2009	Common Stock	Purchase	5,000	$1.80
3/6/2009	Common Stock	Purchase	6,880	$1.71
3/9/2009	Common Stock	Purchase	700	$1.79
3/10/2009	Common Stock	Purchase	33,028	$1.81
3/11/2009	Common Stock	Purchase	2,386	$1.81
3/12/2009	Common Stock	Purchase	6,000	$1.90
3/13/2009	Common Stock	Purchase	39,099	$1.93
3/17/2009	Common Stock	Purchase	2,500	$2.10
3/17/2009	Common Stock	Purchase	500	$2.10
3/23/2009	Common Stock	Purchase	17,627	$2.26
3/23/2009	Common Stock	Purchase	50,000	$2.25
3/24/2009	Common Stock	Purchase	500	$2.27
3/30/2009	Common Stock	Purchase	1,000	$2.35
3/30/2009	Common Stock	Purchase	1,600	$2.35
3/30/2009	Common Stock	Purchase	2,430	$2.35
3/30/2009	Common Stock	Purchase	500	$2.35
3/30/2009	Common Stock	Purchase	8,775	$2.35
3/30/2009	Common Stock	Sale	1,000	$2.35
3/30/2009	Common Stock	Sale	500	$2.35
3/31/2009	Common Stock	Purchase	3,000	$2.35
3/31/2009	Common Stock	Sale	500	$2.40
3/31/2009	Common Stock	Sale	500	$2.50
4/3/2009	Common Stock	Purchase	9,600	$2.34
4/6/2009	Common Stock	Purchase	50,000	$2.26
4/6/2009	Common Stock	Sale	100	$2.40
4/7/2009	Common Stock	Purchase	30,000	$2.37
4/7/2009	Common Stock	Purchase	50,000	$2.28
4/7/2009	Common Stock	Purchase	50,000	$2.40
4/7/2009	Common Stock	Purchase	9,295	$2.40
4/7/2009	Common Stock	Sale	1,000	$2.37
4/23/2009	Common Stock	Sale	1,000	$2.55
4/23/2009	Common Stock	Purchase	5,200	$2.45
4/24/2009	Common Stock	Purchase	2,000	$2.45
4/30/2009	Units(1)	Purchase	200,000	$2.55
5/1/2009	Common Stock	Purchase	15,125	$2.70
5/1/2009	Units	Purchase	91,000	$2.70
5/4/2009	Units	Purchase	200,000	$2.70
5/5/2009	Units	Purchase	174,500	$2.90

(1)  Each Unit set forth in this Exhibit represents one share of Common Stock and two Warrants.